UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A38/atl

1 November 2002

02060341

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNITED OVERSEAS BANK (UOB) SETS UP NEW BRANCH IN CANADA

Dear Sir

We enclose a copy of our News Release dated 1 November 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

United Overseas Bank (UOB) Sets Up New Branch in Canada

New Vancouver Branch Assumes the Business of UOB (Canada)

Singapore, 1 November 2002 --- United Overseas Bank Group is pleased to announce that its newly established Vancouver Branch assumed the business of UOB (Canada), a wholly-owned subsidiary of UOB, with effect from today.

UOB (Canada) was established in 1987. Recent changes in Canadian banking legislation had provided UOB with the opportunity to convert the banking subsidiary's operation to a full service branch.

The new UOB Vancouver Branch provides a range of banking services including corporate and commercial loans, residential mortgage loans, trade financing, foreign exchange services, deposits taking (of C$150,000 and above) and remittances.

The Branch is headed by Mr Koh Kok Jin, who has been the General Manager of UOB (Canada). The contact details of the Branch remain as follows:

UOB Vancouver Branch
Suite 310 Vancouver Centre
650 West Georgia Street
Vancouver
British Columbia
Canada V6B 4N9
Telephone : (604) 662 7055
Facsimile : (604) 662 3356
Email : uob.canada@uobgroup.com

For more information, please contact:

Teo Suan Hwi
Corporate Affairs Division
Telephone : (65) 6539 3972
Facsimile : (65) 6538 2559
Email : Teo.SuanHwi@UOBgroup.com

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A37/atl

2 NOV 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

RESIGNATION OF AUDIT COMMITTEE MEMBER

Dear Sir

We wish to inform you that Mr Wee Ee Cheong has resigned as a Member of Audit Committee of United Overseas Bank Limited with effect from 1 November 2002.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

大華銀行
UNITED OVERSEAS BANK

Our ref: ANN/2002/UOB-A40/sc/atl

11 November 2002

02 NOV 20 AM 9:58

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROPOSED DISTRIBUTION IN SPECIE OF 64,251,957 ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF HAW PAR CORPORATION LIMITED, REPRESENTING APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED, HELD BY UOB TO THE SHAREHOLDERS OF UOB

Dear Sir

We forward herewith a copy of the Circular to Shareholders of UOB in regard to the abovementioned matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

CIRCULAR DATED 11 NOVEMBER 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("UOB"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

the proposed distribution in specie of 64,251,957 ordinary shares of S$1.00 each in the capital of Haw Par Corporation Limited, representing approximately 31.12 per cent. of the issued share capital of Haw Par Corporation Limited, held by UOB to the shareholders of UOB

Financial Adviser to UOB

JPMorgan

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	26 November 2002 at 12.00 noon
Date and time of Extraordinary General Meeting	:	28 November 2002 at 12.00 noon
Place of Extraordinary General Meeting	:	The Penthouse of UOB 80 Raffles Place 61st Storey UOB Plaza 1 Singapore 048624

This page has been intentionally left blank.

CONTENTS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

General

"Banking Act"	:	Banking Act, Chapter 19 of Singapore
"Books Closure Date"	:	5.00 p.m. on 5 December 2002, being the date and time determined by the Directors on which the Transfer Books and the Register of Members of UOB will be closed in order to determine the entitlements of Entitled Shareholders to the Distribution
"CDP"	:	The Central Depository (Pte) Limited
"Companies Act"	:	Companies Act, Chapter 50 of Singapore
"Directors"	:	The Directors of UOB as at the date of this Circular
"Distribution"	:	The proposed distribution in specie of 64,251,957 Haw Par Shares to the Entitled Shareholders in proportion to their respective shareholdings in UOB by way of a dividend in specie, more particularly described under "Distribution" on pages 8 and 9 of this Circular
"EGM"	:	Extraordinary general meeting of UOB to be held on 28 November 2002 (and any adjournment thereof), notice of which is set out on pages 20 and 21 of this Circular
"Entitled Shareholders"	:	The persons who are registered as holders of UOB Shares in the Register of Members of UOB and Depositors who have UOB Shares entered against their names in the Depository Register as at the close of business on the Books Closure Date
"FY"	:	Financial year ended or ending 31 December of the relevant year
"Haw Par"	:	Haw Par Corporation Limited
"Haw Par Group"	:	Haw Par and its subsidiaries
"Haw Par Shares"	:	Ordinary shares of $1.00 each in the capital of Haw Par
"Latest Practicable Date"	:	6 November 2002, being the latest practicable date prior to the printing of this Circular
"MAS"	:	Monetary Authority of Singapore
"Market Day"	:	A day on which the SGX-ST is open for trading of securities
"NTA"	:	Net tangible assets
"Overseas Shareholders"	:	The persons defined as "Overseas Shareholders" in paragraph 8.5 of this Circular

"Securities Account"	:	A securities account maintained by a Depositor with CDP, but does not include a securities sub-account maintained with a Depository Agent
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"UOB" or the "Company"	:	United Overseas Bank Limited
"UOB Group"	:	UOB and its subsidiaries
"UOB Options"	:	The options to subscribe for new UOB Shares granted pursuant to the UOB Share Option Schemes
"UOB Shares"	:	Ordinary shares of $1.00 each in the capital of UOB
"UOB Share Option Schemes"	:	The UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme
"$" or "S$" and "cents"	:	Singapore dollars and cents, respectively
"per cent." or "%"	:	Percentage or per centum

Miscellaneous

The expressions "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them, respectively, in the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any term defined under the Companies Act or the listing rules of the SGX-ST or any modification thereof and used in this Circular shall, where applicable, have the meaning ascribed to it under the Companies Act or the listing rules of the SGX-ST or any modification thereof, unless otherwise provided.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

This Circular has been prepared solely for the purpose of the Distribution and may not be relied upon by any person other than shareholders of UOB or for any other purpose.

No person has been authorised to give any information or to make any representations other than those contained in this Circular (and other documents referred to in this Circular) in connection with the Distribution and, if given or made, such information or representations must not be relied upon as having been authorised by UOB. Shareholders of UOB should not seek advice from any officer or employee of UOB on how they should vote, as UOB officers and employees are not allowed to provide advice (financial or otherwise) relating to the Distribution.

Nothing contained herein is, or may be relied upon as, a promise or representation as to the future performance or policies of UOB, the UOB Group, Haw Par and/or the Haw Par Group. Neither the delivery of this Circular nor the Distribution shall, under any circumstance, constitute a continuing representation, or give rise to any implication, that there has not been or there will not be any material change in the affairs of UOB, the UOB Group, Haw Par and/or the Haw Par Group or in the information herein since the date hereof.

The distribution of this Circular and the Distribution may be prohibited or restricted by law in certain jurisdictions. Shareholders of UOB are required to inform themselves of and to observe any such prohibition or restriction. It is the responsibility of shareholders of UOB in such jurisdictions to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities which are required to be observed and/or payment of any issue, transfer or other taxes due in such jurisdiction.

This Circular may not be used for the purposes of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such offer or invitation is not authorised or to any person to whom it is unlawful to make such offer or invitation.

The Haw Par Shares have not been and will not be registered under the US Securities Act of 1933 (the "**Securities Act**") or under any relevant securities laws of any state of the United States. Accordingly, the Haw Par Shares may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in, into or within the United States. Overseas Shareholders should read paragraph 8.5 entitled "Overseas Shareholders" on pages 12 and 13 of this Circular.

The Haw Par Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the distribution of the Haw Par Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Shareholders of UOB are advised to consult their stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately if they are in any doubt as to any aspect of the Distribution or the tax implications of approving the Distribution.

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

TIMETABLE

The following are the dates and times for the Distribution:

Last date and time for lodgement of Proxy Forms for EGM	:	26 November 2002 at 12.00 noon
Date and time of EGM	:	28 November 2002 at 12.00 noon
Books Closure Date	:	5 December 2002 at 5.00 p.m.
Date for the crediting of Haw Par Shares into the Securities Accounts	:	20 December 2002
Date for the despatch of Haw Par share certificates	:	20 December 2002

Note:

All Proxy Forms must be lodged at the office of the Company Secretary, 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the EGM. Completion and return of a Proxy Form will not preclude a shareholder from subsequently attending and voting in person at the EGM instead of the proxy.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

Board of Directors:

Wee Cho Yaw (Chairman & Chief Executive Officer)
Lee Hee Seng (Senior Deputy Chairman)
Wee Ee Cheong (Deputy Chairman & President)
Koh Beng Seng (Deputy President)
Ngiam Tong Dow
Ernest Wong Yuen Weng
Wong Meng Meng
Sim Wong Hoo
Philip Yeo Liat Kok
Dr Cham Tao Soon
Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Ng Boon Yew

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

11 November 2002

To: Shareholders of United Overseas Bank Limited

Dear Sir/Madam,

PROPOSED DISTRIBUTION IN SPECIE OF 64,251,957 ISSUED ORDINARY SHARES IN HAW PAR, REPRESENTING APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR, HELD BY UOB TO THE SHAREHOLDERS OF UOB

1. INTRODUCTION

1.1 **Announcement.** On 14 October 2002, UOB announced the proposed distribution in specie of 64,251,957 Haw Par Shares, representing approximately 31.12 per cent. of the issued share capital of Haw Par. These shares are part of the 84,896,691 Haw Par Shares currently held by UOB, representing approximately 41.12 per cent. of the issued share capital of Haw Par. The Distribution will be effected by way of a dividend in specie, free of encumbrances and together with all rights attaching thereto on and from the date the Distribution is effected. A copy of the announcement of the Distribution is available on the website of the SGX-ST at www.sgx.com.

1.2 **Completion of Distribution.** Following completion of the Distribution, UOB will continue to hold 20,644,734 Haw Par Shares, representing approximately 10.00 per cent. of the issued share capital of Haw Par.

1.3 **Haw Par.** Haw Par is a public limited company which is listed on the main board of the SGX-ST, and has an issued share capital comprising of 206,448,345 ordinary shares of S$1.00 each[1]. Additional information on Haw Par is set out in the Appendix on pages 18 and 19 of this Circular.

[1] As at the Latest Practicable Date.

1.4 **UOB.** As at the Latest Practicable Date, UOB has an issued share capital of 1,571,579,625 UOB Shares. As at the Latest Practicable Date, UOB has 2,532,000 outstanding UOB Options.

1.5 **Circular.** The purpose of this Circular is to provide UOB shareholders with information relating to the Distribution and to seek the approval of UOB shareholders for the Distribution by passing the ordinary resolution set out in the notice of EGM on pages 20 and 21 of this Circular.

2. RATIONALE FOR THE DISTRIBUTION

2.1 **Compliance with MAS Pronouncement.** The Distribution is undertaken by UOB with a view towards complying with the MAS' pronouncement on the segregation of financial and non-financial businesses and with the relevant provisions of the Banking Act.

2.2 **Haw Par.** Haw Par is considered a non-financial business and, accordingly, UOB is required to divest of its shareholdings in Haw Par to a maximum permissible shareholding of 10 per cent. of the issued share capital of Haw Par. The Distribution enables UOB to make significant progress towards compliance with the Banking Act. UOB intends to retain 10.00 per cent. of the issued share capital of Haw Par as an investment.

2.3 **Divestment Options.** The Board of Directors of UOB has considered various divestment objectives and believes that the Distribution represents the most attractive divestment option for both UOB and its shareholders for the following reasons:

(a) **Return of Shareholder Value.** UOB shareholders holding shares in the capital of UOB on the Books Closure Date will be entitled to the Distribution free of payment;

(b) **Shareholder Autonomy.** Following the Distribution, UOB shareholders who receive the Haw Par Shares will be able to decide independently on how they wish to deal with such Haw Par Shares; and

(c) **Low Execution Risk.** The Distribution is a relatively swift and efficient way of divesting part of UOB's shareholding in Haw Par. In the current volatile market environment, the Distribution provides certainty of divestment without compromising value realisation to UOB shareholders.

3. DISTRIBUTION

3.1 **Distribution.** The Distribution will involve the following:

(a) for every 10,000 UOB Shares held by UOB shareholders on the Books Closure Date, each UOB shareholder will receive between a minimum of 408.17 and a maximum of 408.84 Haw Par Shares, fractional entitlements to be disregarded, except that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution (in its capacity as a shareholder of UOB) shall be dealt with in the manner described in paragraph 3.1(c) below and the Haw Par Shares which would otherwise be distributed to Overseas Shareholders pursuant to the Distribution shall be dealt with in the manner described in paragraph 8.5 below.

The final number of Haw Par Shares to be received by each UOB shareholder will depend on the number of UOB Shares[2] that are in issue as at the Books Closure Date. For illustrative purposes, Entitled Shareholders shall receive Haw Par Shares as follows:

If an Entitled Shareholder holds:	Minimum Number of Haw Par Shares[A]	Maximum Number of Haw Par Shares[B]
1,000 UOB Shares	40	40
5,000 UOB Shares	204	204
10,000 UOB Shares	408	408
50,000 UOB Shares	2,040	2,044
100,000 UOB Shares	4,081	4,088

[A] Assuming that all the outstanding UOB Options as at the Latest Practicable Date are exercised as at the Books Closure Date.

[B] Assuming that the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares as at the Books Closure Date.

(b) the resultant fractional Haw Par Shares, if any, will be aggregated and sold for the benefit of UOB; and

(c) as at the Latest Practicable Date, Haw Par holds 62,882,816 UOB Shares, representing approximately 4.00 per cent. of the issued share capital of UOB. Even though Haw Par is a shareholder of UOB and would have been entitled to receive approximately 1.25[3] per cent. of the issued share capital of Haw Par, Haw Par is prohibited from holding its own shares. The Haw Par Shares which would otherwise have been distributed to Haw Par pursuant to the Distribution will be distributed to such person(s) as the Directors of UOB may appoint for the purpose of disposing such Haw Par Shares and the net proceeds arising from such disposal will be distributed to Haw Par.

3.2 **Dividend Distribution.** The Distribution will be a dividend distribution made by UOB to its shareholders. Please refer to paragraph 7 below for information regarding the tax treatment of the Distribution in the hands of UOB shareholders.

3.3 **No Payment Required.** UOB shareholders should note that they will not be required to pay for any Haw Par Shares received pursuant to the Distribution. UOB will pay any stamp duties in connection with the Distribution.

3.4 **Net Dividend.** The value of the Haw Par Shares that are distributed to UOB shareholders is determined based on the last done price of the Haw Par Shares on the Books Closure Date of UOB and this amount will be treated as the amount of net dividend paid by UOB to its shareholders. For illustrative purposes, based on the closing share price of Haw Par Shares of S$4.28 per Haw Par Share as at 14 October 2002, being the date of the announcement of the Distribution, the aggregate amount of net dividend will amount to approximately S$275 million. This will represent a gross dividend of about 22 per cent., or 22 cents per UOB Share, net of tax at 22 per cent. on the UOB Shares of 1,571,579,625 in issue as at the date of the announcement of the Distribution.

4. CONDITION FOR THE DISTRIBUTION

4.1 **Condition.** The Distribution, which will be effected by way of a dividend in specie, is conditional upon the approval of UOB shareholders at the EGM.

[2] As at the Latest Practicable Date, the total issued share capital of UOB is $1,571,579,625 comprising 1,571,579,625 UOB Shares.

[3] Based on 206,448,345 Haw Par Shares in issue as at the Latest Practicable Date, and on the basis that the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares as at the Books Closure Date.

4.2 **Date of Crediting and Date of Despatch.** Subject to the above approval being obtained, the Securities Accounts of Entitled Shareholders who are Depositors will be credited with Haw Par Shares on 20 December 2002. Entitled Shareholders who are not Depositors and who have not elected to have their Haw Par Shares credited to their Securities Accounts, or are deemed as having elected to receive Haw Par Shares in the form of physical share certificates, will have the share certificates of Haw Par Shares despatched to them on 20 December 2002.

Please refer to further details under "Shareholders' Entitlement to Haw Par Shares" on pages 11 to 13 of this Circular.

5. ODD LOTS

5.1 **Haw Par Shares.** Haw Par Shares are currently traded in board lots of 1,000 Haw Par Shares. Following the Distribution, the Securities Accounts of Entitled Shareholders who are Depositors may be credited with odd lots of Haw Par Shares (i.e. lots other than board lots of 1,000 Haw Par Shares).

5.2 **Board Lot.** Shareholders of UOB who receive odd lots of Haw Par Shares pursuant to the Distribution and who wish to trade such odd lots on the SGX-ST should note that an application was made to, and approved by, the SGX-ST for the setting up of a temporary counter for the trading of Haw Par Shares in board lots of 40 Haw Par Shares for a period of one month from the date that the Haw Par Shares are credited to the Securities Accounts of the Entitled Shareholders.

6. FINANCIAL EFFECTS OF THE DISTRIBUTION

6.1 **Earnings.** The actual amount of the exceptional gain that will be recorded in the consolidated financial statements of the UOB Group will depend on the share price of Haw Par Shares as at the Books Closure Date and will be the difference between the then prevailing market value and the book value of the Haw Par Shares that are distributed pursuant to the Distribution. For illustrative purposes, based on the closing share price of S$4.28 per Haw Par Share as at 14 October 2002, being the date of the announcement of the Distribution, and assuming that the Distribution is completed before 31 December 2002, an exceptional gain of approximately S$90 million will be recorded in the consolidated financial statements of the UOB Group for FY2002 as a result of the Distribution.

6.2 **NTA and Net Gearing.** After accounting for the exceptional gain of approximately S$90 million as described in paragraph 6.1 above, the NTA of the UOB group of companies (comprising UOB and its subsidiaries and associated companies) (the "**Group**"), will be reduced by approximately S$185 million as a result of the Distribution. This represents approximately 2.1 per cent. of the NTA of the Group as at 30 June 2002, and as such, there will not be a material impact on the NTA of the Group and the net gearing of the Group as a result of the Distribution.

7. TAXATION

7.1 **Dividend.** Under Singapore's current taxation system, the tax UOB pays on income subject to ordinary corporate tax is imputed to its shareholders when it distributes such income as dividends. The Distribution, which is in the form of Haw Par Shares, will be treated as a dividend paid by UOB to its shareholders. For this purpose, the amount of net dividend paid to UOB shareholders will be determined based on the last done price of Haw Par Shares on the Books Closure Date and the total number of Haw Par Shares distributed to the shareholders of UOB. UOB shareholders receiving the Distribution will be taxed on the gross amount of the dividend which is determined by regrossing up the net dividend at the corporate tax rate (which is 22 per cent. for the Year of Assessment 2003). UOB shareholders will receive a tax credit for the corporate tax paid on the dividend. The tax credit will be available to UOB shareholders to offset their Singapore tax liability on their overall income (which includes the gross amount of the dividend).

UOB has sufficient balance in its Section 44 account to frank all dividend payments arising from the Distribution.

7.2 **Stamp Duty.** UOB will bear any stamp duty chargeable for the transfer of Haw Par Shares by UOB to Entitled Shareholders pursuant to the Distribution. The total amount of stamp duty payable by UOB depends on the number of Entitled Shareholders who receive Haw Par Shares in the form of physical share certificates.

7.3 **Shareholders' Own Tax Position.** UOB shareholders should note that the foregoing statements are not to be regarded as advice on the tax position of any shareholder in Singapore or in other jurisdictions, or on any tax implication arising from the Distribution. If any UOB shareholder is in doubt as to his personal tax position in Singapore or in other jurisdictions, or any tax implication arising from the Distribution, he should consult his own professional advisers.

8. SHAREHOLDERS' ENTITLEMENT TO HAW PAR SHARES

8.1 **Books Closure Date.** Subject to the Distribution being approved by UOB shareholders at the EGM, the Register of Members and the Transfer Books of UOB will be closed at 5.00 p.m. on 5 December 2002, in order to determine the entitlements of Entitled Shareholders to the Distribution.

8.2 **Entitlement.** Pursuant to the Distribution, for every 10,000 ordinary shares of S$1.00 each in the capital of UOB held by UOB shareholders on the Books Closure Date, each UOB shareholder will receive between a minimum of 408.17 and a maximum of 408.84 Haw Par Shares, fractional entitlements to be disregarded, except that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution (in its capacity as a shareholder of UOB) shall be dealt with in the manner described in paragraph 3.1(c) and the Haw Par Shares which would otherwise be distributed to Overseas Shareholders pursuant to the Distribution shall be dealt with in the manner described in paragraph 8.5 below.

8.3 **Scripless Shares.** In the case of Entitled Shareholders (being Depositors), entitlements to the Haw Par Shares will be determined on the basis of the number of UOB Shares standing to the credit of their respective Securities Accounts on the Books Closure Date. Following the Books Closure Date, CDP will credit their Securities Accounts with the relevant number of Haw Par Shares and will send to each such Depositor a notification letter confirming the number of Haw Par Shares that has been credited to his Securities Account.

8.4 **Scrip Shares.** In the case of Entitled Shareholders (not being Depositors), entitlements to the Haw Par Shares will be determined on the basis of their holdings of UOB Shares appearing in the Register of Members of UOB on the Books Closure Date. Entitled Shareholders (not being Depositors) who have not already done so, are requested to take the necessary action to ensure that the UOB Shares owned by them are registered in their names or in the names of their nominees by the Books Closure Date.

Entitled Shareholders holding physical UOB share certificates may elect to have all (and not some only) of their Haw Par Shares credited to their Securities Accounts. An election form ("**Election Form**") has been sent to all shareholders holding physical UOB share certificates, together with this Circular. UOB shareholders (not being Depositors) who wish to trade their Haw Par Shares on the SGX-ST on or immediately after the Distribution should either:

(a) complete and sign the Election Form in accordance with the instructions printed thereon and return the completed Election Form by hand or post, in a pre-addressed envelope to the Share Registrar of UOB, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, so as to arrive not later than 12 December 2002; or

(b) deposit with CDP their UOB share certificates together with the duly executed instruments of transfer in favour of CDP not later than 20 November 2002, which is 8 Market Days prior to the last day of trading of the UOB shares cum entitlements so as to enable CDP to credit their Securities Accounts with their UOB Shares and thereafter, for CDP to credit their Securities Accounts with the Haw Par Shares.

Entitled Shareholders holding physical UOB share certificates who do not return a completed Election Form or deposit their UOB share certificates with CDP by the stipulated deadline will be deemed to have elected to receive Haw Par Shares in the form of physical share certificates. Any election by an Entitled Shareholder to have the Haw Par Shares credited to his Securities Account which does not comply with the instructions contained in the Election Form, or which is not complete or valid in any respect, will be rejected and such Entitled Shareholder shall be deemed to have elected to receive Haw Par Shares in the form of physical share certificates. Neither UOB nor Haw Par shall be required to notify any Entitled Shareholders of the rejection of his election. An election made by an Entitled Shareholder in his Election Form shall be irrevocable and any subsequent instructions with respect to the Haw Par Shares received by UOB or Lim Associates (Pte) Ltd after his Election Form has been received shall be disregarded. **Entitled Shareholders should note that if they receive physical Haw Par share certificates, they will not be able to trade in such Haw Par Shares on the SGX-ST as such physical share certificates will not be valid for delivery pursuant to transactions on the SGX-ST although they will constitute good evidence of title.**

Entitled Shareholders holding physical UOB share certificates should note that if they complete and return the Election Form to elect to receive their Haw Par Shares through crediting their Securities Accounts, UOB will bear all the related CDP costs and expenses of such credit. Entitled Shareholders holding physical UOB share certificates should further note that if they do not elect to have their Haw Par Shares credited to their Securities Accounts or are deemed to have elected to receive their Haw Par Shares in the form of physical share certificates, and they subsequently wish to deposit their Haw Par share certificates received pursuant to the Distribution with CDP for credit into their Securities Accounts, UOB will not bear any charges (including CDP charges) in connection with such deposit of the Haw Par share certificates with CDP.

In the event that the Distribution is not approved by the shareholders of UOB at the EGM, the Election Form will be treated as null and void.

8.5 **Overseas Shareholders**

(a) **General.** Where the Directors are of the view that the distribution of Haw Par Shares to any UOB shareholder whose registered address as recorded in the Register of Members of UOB or in the Depository Register maintained by CDP on the Books Closure Date is outside Singapore ("**Overseas Shareholder**") may infringe any relevant foreign law or necessitate compliance with conditions or requirements which they regard as onerous by reasons of costs, delay or otherwise, such Haw Par Shares shall not be transferred to such Overseas Shareholder, but shall be distributed to such person(s) as the Directors of UOB may appoint, who shall sell the same and thereafter distribute the aggregate amount of the net proceeds, after deducting all dealing and other expenses in connection therewith, proportionately among all such Overseas Shareholders according to their respective entitlements to Haw Par Shares on the Books Closure Date in full satisfaction of their rights to the Haw Par Shares, provided that where the net proceeds which any particular Overseas Shareholder is entitled to shall be less than S$10.00, such net proceeds shall be retained for the benefit of UOB, and no Overseas Shareholder shall have any claim whatsoever against CDP and UOB in connection therewith.

(b) **Malaysia.** Overseas Shareholders in Malaysia who hold physical UOB share certificates should note that unless they have provided an address in Singapore for the receipt of the Haw Par share certificates, the despatch of the physical Haw Par share certificates to Malaysia is subject to the approval of the Securities Commission of Malaysia. An application has been made to the Securities Commission of Malaysia for such approval but there is no assurance that such approval will be given or be obtained in time for the Distribution. If such approval is not given or

not obtained in time for the Distribution, or if the approval is subject to compliance with conditions or requirements which, in the view of the Directors, are onerous by reasons of costs, delay or otherwise, such Overseas Shareholders will not receive the physical Haw Par share certificates but will receive the net proceeds of the sale of their Haw Par Shares which they otherwise would have been entitled to, in the manner set out in paragraph 8.5(a) above.

(c) **United States.** The Haw Par Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States and may not be offered, sold, renounced, taken up, delivered or transferred, directly or indirectly in or into the United States. This document does not constitute an offer for, or an invitation to apply for, or an offer or invitation to purchase or subscribe for, any Haw Par Shares in the United States. Haw Par Shares will not be distributed to Overseas Shareholders in the United States or with registered addresses in the United States and must not be transferred to any such Overseas Shareholders. Instead, Overseas Shareholders in the United States will receive the net proceeds from the sale of the Haw Par Shares which they otherwise would have been entitled to, in the manner set out in paragraph 8.5(a) above.

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

9.1 **Directors and Substantial Shareholders.** The interests of the Directors and substantial shareholders of UOB in the UOB Shares and UOB Options are set out in the Appendix on pages 16 and 17 of this Circular.

9.2 **Haw Par.** As at the Latest Practicable Date, Mr Wee Cho Yaw, the Chairman & Chief Executive Officer of UOB, is a shareholder of Haw Par. Mr Wee Cho Yaw, his immediate family and companies controlled by them own or control approximately 15.03 per cent. of the issued share capital of Haw Par. After the Distribution, Mr Wee Cho Yaw, his immediate family and companies controlled by them will become the largest shareholding group in Haw Par and will in aggregate hold approximately 18.48 per cent. of the issued share capital of Haw Par[4].

9.3 **Abstention from Voting.** Mr Wee Cho Yaw and Mr Wee Ee Cheong, who are Directors of UOB, have informed UOB that they, their immediate family and companies controlled by them (who together in aggregate own or control approximately 11.09 per cent. of the issued share capital of UOB) will abstain from voting in respect of the Distribution at the EGM.

10. EXTRAORDINARY GENERAL MEETING

10.1 **EGM.** The EGM will be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624, on 28 November 2002 at 12.00 noon for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the notice of EGM on pages 20 and 21 of this Circular.

10.2 **Note for Depositors.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have UOB Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

11. FINANCIAL ADVISER

11.1 **Financial Adviser.** UOB has appointed J.P. Morgan Securities Asia Pte Ltd as its financial adviser in respect of the Distribution. J.P. Morgan Securities Asia Pte Ltd has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and all references to its name in the form and context in which they appear in this Circular.

---

4 Based on 206,448,345 Haw Par Shares in issue as at the Latest Practicable Date and on the basis that the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares as at the Books Closure Date.

11.2 **Responsibility Statement.** J.P. Morgan Securities Asia Pte Ltd, as financial adviser to UOB in respect of the Distribution, acknowledges that, based on the information provided by UOB and having made reasonable enquiries and to the best of its knowledge and belief, this Circular constitutes full and true disclosure of all material facts on the Distribution. Where information has been extracted from published or publicly available sources or otherwise based on information provided by UOB, the sole responsibility of J.P. Morgan Securities Asia Pte Ltd has been to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Circular.

12. DIRECTORS' RECOMMENDATION

12.1 **Directors.** Mr Wee Cho Yaw and Mr Wee Ee Cheong have abstained from all deliberations and from making any recommendation on the Distribution.

12.2 **Recommendation.** Having considered the terms and rationale for the Distribution, the Directors (except for Mr Wee Cho Yaw and Mr Wee Ee Cheong who have abstained from making any recommendation) are of the opinion that the Distribution is in the interest of UOB and its shareholders. Accordingly, the Directors (with Mr Wee Cho Yaw and Mr Wee Ee Cheong abstaining) recommend that shareholders **VOTE IN FAVOUR** of the ordinary resolution to be proposed at the EGM in relation to the Distribution. In reaching this opinion, the Directors have considered, among other things, the views of their financial and legal advisers.

13. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company Secretary, 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624, not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the shareholder from attending and voting in person at the EGM in place of his proxy.

14. DIRECTORS' RESPONSIBILITY STATEMENT

14.1 **UOB Group.** The Directors (including any who may have delegated detailed supervision of this Circular) have taken all reasonable care to ensure that the facts stated and opinions expressed, in relation to the UOB Group and the Distribution, in this Circular are fair and accurate and that no material facts have been omitted from this Circular, and they jointly and severally accept responsibility accordingly.

14.2 **Haw Par Group.** Where information relates to the Haw Par Group, it has been extracted from published or otherwise publicly available sources, and the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources or, as the case may be, reflected or reproduced in this Circular.

14.3 **Others.** Where any information has been derived or reproduced from publicly available sources, the sole responsibility of the Directors has been to ensure that such information is accurately reflected or reproduced in this Circular.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual reports of UOB for FY2000 and FY2001 and the Unaudited Results of UOB for the six months ended 30 June 2002;

(c) the UOB Share Option Schemes; and

(d) the letter of consent of J.P. Morgan Securities Asia Pte Ltd referred to in paragraph 11.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Chief Executive Officer

1. DIRECTORS

1.1 As at the Latest Practicable Date, the interests of the Directors in the UOB Shares and UOB Options as recorded in the Register of Directors' Shareholdings are as follows:

	Number of UOB Shares				
Director	Direct Interest	%[1]	Deemed Interest	%[1]	Number of new UOB Shares comprised in outstanding options granted pursuant to the Option Schemes
Wee Cho Yaw	16,390,248	1.04	146,375,326	9.31	—
Lee Hee Seng	562,341	0.04	223,303	0.01	—
Wee Ee Cheong	2,794,899	0.18	143,985,251	9.16	—
Koh Beng Seng	—	—	—	—	—
Ngiam Tong Dow	—	—	4,600	NM [2]	—
Ernest Wong Yuen Weng	50,000	NM [2]	—	—	—
Wong Meng Meng	—	—	—	—	—
Sim Wong Hoo	—	—	—	—	—
Philip Yeo Liat Kok	—	—	—	—	—
Dr Cham Tao Soon	—	—	4,520	NM [2]	—
Tan Kok Quan	—	—	95,038	NM [2]	—
Prof Lim Pin	—	—	—	—	—
Mrs Margaret Lien Wen Hsien	99,783	NM [2]	81,538,287	5.19	—
Ng Boon Yew	—	—	5,280	NM [2]	—

[1] Based on the issued share capital of UOB of S$1,571,579,625 comprising 1,571,579,625 UOB Shares as at the Latest Practicable Date.

[2] Not Meaningful.

1.2 Save as disclosed in paragraph 1.1 above, no Director has any interest, direct or indirect, in the Distribution, other than by reason only of being a Director or a holder of UOB Shares.

2. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of UOB Shares					
Substantial Shareholder	Direct Interest	%	Deemed Interest	%	Total Interest	%
Lien Ying Chow	316,516	0.02	81,321,554 [1]	5.17	81,638,070	5.19
Lien Ying Chow (Pte) Ltd	—	—	81,221,771 [1]	5.17	81,221,771	5.17
Wah Hin & Company (Pte) Ltd	65,621,771	4.18	15,600,000	0.99	81,221,771	5.17
Wee Cho Yaw	16,390,248	1.04	143,626,741 [2]	9.14	160,016,989	10.18
Wee Ee Cheong	2,794,899	0.18	143,951,011 [2]	9.16	146,745,910	9.34
Wee Ee Chao	141,164	0.01	114,602,696 [2]	7.29	114,743,860	7.30
Wee Ee Lim	1,606,834	0.10	143,933,758 [2]	9.16	145,540,592	9.26
Wee Investments Pte Ltd	110,909,021	7.06	571,021	0.03	111,480,042	7.09

[1] Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 81,221,771 UOB Shares held by Wah Hin & Company (Pte) Ltd.

[2] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in 111,480,042 UOB Shares held by Wee Investments Pte Ltd.

1. PRINCIPAL ACTIVITIES

1.1 Haw Par was incorporated in the Republic of Singapore as Haw Par Brothers International Limited on 18 July 1969, and changed to its present name on 6 December 1997. Haw Par is a public limited company and has been listed on the main board of the SGX-ST since 17 November 1969. Haw Par's principal activity is investment holding.

1.2 The principal activities of the Haw Par Group include manufacturing, marketing and trading healthcare products, providing leisure-related services, and investing in properties and securities.

1.3 As at the Latest Practicable Date, Haw Par owns approximately 77.4 per cent. of Haw Par Healthcare Limited, a public limited company that is listed on the main board of the SGX-ST.

1.4 Haw Par Healthcare Limited was incorporated in the Republic of Singapore as Tiger Balm Limited on 3 June 1988, and adopted its present name on 6 December 1997. Haw Par Healthcare Limited is in the business of manufacturing, marketing and distributing pharmaceutical products, including Tiger Balm, Kwan Loong Oil, Tiger Balm Soft, Tiger Medicated Plaster and Tiger Muscle Rub.

2. SHARE CAPITAL

Haw Par has an issued share capital comprising of 206,448,345 ordinary shares of S$1.00 each[5].

3. FINANCIAL SUMMARY

3.1 Certain selected financial data of Haw Par, its subsidiaries and associated companies on a consolidated basis are set out below. The financial data of Haw Par, its subsidiaries and associated companies on a consolidated basis are based on the consolidated audited financial statements of the Haw Par Group for the financial years ended 31 December 1999, 2000 and 2001. These financial statements were prepared in accordance with Singapore Statements of Accounting Standard.

Haw Par Group (S$'000)	**FY1999 Audited**	**FY2000 Audited**	**FY2001 Audited**
Group turnover	168,027	158,120	126,263
Earnings for the year	26,842	25,369	31,399
Basic earnings per share (cents) [A]	14.3	13.4	15.8
Net dividends declared per share (cents)	11.1	11.3	11.3
NTA backing per share (S$) [B]	2.85	2.95	2.85

Source: Annual report of Haw Par for FY2001[C]

A. Based on weighted average number of ordinary shares in issue in the relevant financial year.

B. NTA backing per ordinary share based on the existing issued share capital as at the end of the reporting period.

C. Certain comparative figures have been restated to take into account the requirements of the new or revised Singapore Statements of Accounting Standard, which became effective in 2001.

5 As at the Latest Practicable Date.

3.2 Based on the unaudited half-year financial statement of Haw Par for the period ended 30 June 2002 as announced on 31 July 2002, a turnover of S$52.9 million and an operating profit after tax and extraordinary items attributable to members of Haw Par of S$23.5 million were recorded on the consolidated financial statements of the Haw Par Group. Earnings per share[6] was 11.4 cents and NTA per share was $2.85[7].

4. FURTHER INFORMATION

Further information on Haw Par can be obtained from Haw Par's website at http://www.hawpar.com.

[6] Based on weighted average number of ordinary shares in issue in the relevant financial year.

[7] NTA backing per ordinary share based on the existing issued share capital as at the end of the reporting period.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624, on 28 November 2002 at 12.00 noon for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

RESOLVED THAT:

(a) the Company makes a distribution (the "**Distribution**") of 64,251,957 ordinary shares of par value S$1.00 each ("**Haw Par Shares**") in the capital of Haw Par Corporation Limited ("**Haw Par**") held by the Company by way of a dividend in specie in the proportion of between a minimum of 408.17 and a maximum of 408.84 Haw Par Shares for every 10,000 ordinary shares of par value S$1.00 each in the capital of the Company held by the shareholders of the Company as at 5.00 p.m. on 5 December 2002 (the "**Books Closure Date**"), fractions of a Haw Par Share to be disregarded, free of encumbrances and together with all rights attaching thereto on and from the date of the Distribution, except:

(i) that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution shall be dealt with in the manner set out in paragraph (c) below; and

(ii) where the Directors of the Company are of the view that the distribution of Haw Par Shares to any shareholder of the Company whose registered address as recorded in the Register of Members of the Company or in the Depository Register maintained by The Central Depository (Pte) Limited ("**CDP**") on the Books Closure Date is outside Singapore (the "**Relevant Overseas Shareholder**") may infringe any relevant foreign law or necessitate compliance with conditions or requirements which the Directors of the Company regard as onerous by reasons of costs, delay or otherwise, such Haw Par Shares shall not be distributed to such Relevant Overseas Shareholder, but shall be dealt with in the manner set out in paragraph (d) below;

(b) the resultant fractional Haw Par Shares be aggregated, and sold for the benefit of the Company;

(c) the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution be distributed to such person(s) as the Directors of the Company may appoint for the purpose of disposing such Haw Par Shares and the net proceeds arising from such disposal be distributed to Haw Par;

(d) the Haw Par Shares which would otherwise be distributed to the Relevant Overseas Shareholders pursuant to the Distribution be distributed to such person(s) as the Directors of the Company may appoint, who shall sell the same and thereafter distribute the aggregate amount of the net proceeds, after deducting all dealing and other expenses in connection therewith, proportionately among all such Relevant Overseas Shareholders according to their respective entitlements to Haw Par Shares as at the Books Closure Date in full satisfaction of their rights to the Haw Par Shares, provided that where the net proceeds which any particular Relevant Overseas Shareholder is entitled to shall be less than S$10.00, such net proceeds shall be retained for the benefit of the Company and no Relevant Overseas Shareholder shall have any claim whatsoever against CDP and the Company in connection therewith;

(e) the Company appropriates an amount equal to the market value (determined by reference to the last dealt price of Haw Par Shares on the Books Closure Date or, if that date is a day on which Singapore Exchange Securities Trading Limited is not open for trading of securities, on the day immediately preceding the Books Closure Date on which Singapore Exchange Securities Trading Limited is open for trading of securities) of the 64,251,957 Haw Par Shares out of the retained profits of the Company to meet the value of the Haw Par Shares to be distributed to the shareholders of the Company; and

(f) the Directors of the Company and each of them be and are hereby authorised and empowered to complete and to do all such acts and things, and to approve, modify and execute such documents, as they may consider necessary or expedient to give effect to the Distribution.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary
United Overseas Bank Limited

11 November 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary, 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624, not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF moneys to buy shares in the capital of United Overseas Bank Limited, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM

I/We ____ (Name)

of ____ (Address)

being a member/members of United Overseas Bank Limited ("**UOB**") hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

or failing him/her, the Chairman of the Extraordinary General Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of UOB to be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624, on 28 November 2002 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	Against
Ordinary Resolution The Proposed Distribution of Shares in Haw Par Corporation Limited to Shareholders		

Dated this ________________ 2002.

Total number of ordinary shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert in the box at the bottom of the Proxy Form the total number of shares held by you and registered in your name, whether in the Register of Members or in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, this Proxy Form will be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary, 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6. The Company shall be entitled to reject the instrument appointing a proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing the proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

Printed by Central Printers Pte Ltd

ELECTION FORM

ELECTION FORM FOR ENTITLED SHAREHOLDER(S) (NOT BEING A DEPOSITOR(S)) TO ELECT TO RECEIVE THE DISTRIBUTION OF HAW PAR SHARES BY WAY OF CREDIT TO THE SECURITIES ACCOUNT(S) OF SUCH SHAREHOLDERS

This Election Form is distributed together with the Circular to Shareholders of United Overseas Bank Limited ("**UOB**") dated 11 November 2002 (the "**Circular**") relating to the proposed distribution in specie (the "**Distribution**") of 64,251,957 ordinary shares of par value S$1.00 each in the capital of Haw Par Corporation Limited ("**Haw Par**") held by UOB, representing approximately 31.12 per cent. of the issued share capital of Haw Par, to the shareholders of UOB. Capitalised terms used in this Election Form shall bear the meaning assigned to them in the Circular.

UOB does not make any recommendation as to whether you should elect to receive the Haw Par Shares by way of credit to your Securities Account. You should take into account your personal circumstances. If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

To: **United Overseas Bank Limited**
80 Raffles Place
UOB Plaza
Singapore 048624

Haw Par Corporation Limited
178 Clemenceau Avenue
#08-00 Haw Par Glass Tower
Singapore 239926

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

1. I/We, ______________________________
(Full name of Entitled Shareholder) (Note 1)

holder(s) of NRIC/Passport No. (Note 2) ______________ Telephone No./Handphone No./Fax No. ______________

of ______________________________

____
(Address) (Note 1)

hereby declare that I/we have read, understood and agreed to the terms and conditions contained in the Circular and that I am/we are entitled to the Distribution to the shareholders of UOB.

2. I/We hereby irrevocably elect for all (and not only some) of the Haw Par Shares to be distributed to me/us pursuant to the Distribution to be deposited into my/our Securities Account

Securities Account No. (Note 3) ______________________________ with CDP

and hereby irrevocably authorise UOB and Haw Par to take such action as they may deem necessary to facilitate such deposit including but not limited to registering the Haw Par Shares in the name of CDP.

3. I/We declare that I am/we are not under 21 years of age or an undischarged bankrupt *(for individuals only)*.
4. I/We hereby irrevocably authorise CDP to complete and sign on my/our behalf as transferee all documents required for the transfer of the Haw Par Shares to me/us.
5. I/We declare that I/we do not possess more than one individual direct Securities Account with CDP.
6. I/We irrevocably acknowledge and agree that none of UOB, Haw Par, CDP or their respective agents will have any liability of any nature whatsoever to me/us for acting pursuant to this Election Form.
7. In the event that the Distribution is not approved by the shareholders of UOB at the EGM, I/we authorise and request UOB, Haw Par, CDP and their respective agents to treat this Election Form as null and void.

____
Signature of Entitled Shareholder
(if Entitled Shareholder is an individual)

____
Signature and Name of Authorised Officer(s)
(if Entitled Shareholder is a corporation)

____
Common Seal
(if Entitled Shareholder is a corporation)

____
Date

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

2. Singapore and Malaysian citizens and permanent residents of Singapore must provide their NRIC numbers. For others, please provide your passport numbers. Please indicate your NRIC/passport numbers as per your application for the opening of your Securities Account with CDP. Applications with different NRIC/passport numbers are liable to be rejected.

3. Please insert your Securities Account number.

4. You are requested to lodge this Election Form with the Share Registrar of UOB, Lim Associates (Pte) Ltd, at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 no later than 5.00 p.m. on 12 December 2002 in the enclosed pre-addressed envelope.

5. If two or more persons are jointly entitled to the Haw Par Shares on the Books Closure Date, the election of the senior who tenders an election, shall be accepted to the exclusion of the election of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

6. This Election Form must be signed by you or your attorney duly authorised in writing or, if you are a corporation, must either be executed under seal or under the hand of an officer or attorney duly authorised. The signature need not be witnessed.

7. Any alteration made to this Election Form should be initialled by the person who signs it.

8. Any election by you to have the relevant Haw Par Shares credited to your Securities Account which does not comply with the instructions contained in this Election Form or the terms and conditions relating to such election set out in the Circular, or which is not complete or valid in any other respect, or which (in the opinion of UOB, Haw Par and/or CDP) is unclear as to your intentions regarding the Haw Par Shares you will receive pursuant to the Distribution, will be rejected and be deemed as an election for the receipt of physical share certificates of Haw Par Shares. If you fail to send in this Election Form so as to arrive no later than 5.00 p.m. on 12 December 2002, you shall be deemed to have elected to receive physical share certificates in respect of Haw Par Shares to be distributed to you. None of UOB, Haw Par or CDP shall be required to notify you of any rejection of the election nor shall any of them be liable to you for any claim of any nature whatsoever in connection with the same.

9. The election made in this Election Form and the authorisations given herein shall be irrevocable and any subsequent instructions or further Election Form in respect of the crediting of the Haw Par Shares to the relevant Securities Account after this Election Form has been received by UOB shall be disregarded.

NOTIFICATION OF SINGAPORE ADDRESS

NOTIFICATION FORM FOR OVERSEAS SHAREHOLDER(S) (NOT BEING A DEPOSITOR(S)) TO PROVIDE A SINGAPORE ADDRESS FOR THE DESPATCH OF THE SHARE CERTIFICATES OF HAW PAR SHARES IN CONNECTION WITH THE DISTRIBUTION

This Notification Form is distributed together with the Circular to Shareholders of United Overseas Bank Limited ("**UOB**") dated 11 November 2002 (the "**Circular**") relating to the proposed distribution in specie (the "**Distribution**") of 64,251,957 ordinary shares of par value S$1.00 each in the capital of Haw Par Corporation Limited ("**Haw Par**") held by UOB, representing approximately 31.12 per cent. of the issued share capital of Haw Par, to the shareholders of UOB. Capitalised terms used in this Notification Form shall bear the meaning assigned to them in the Circular.

UOB does not make any recommendation as to whether you should elect to receive the Haw Par Shares by the despatch of the share certificates of the Haw Par Shares to your Singapore address. You should take into account your personal circumstances. If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

To: **United Overseas Bank Limited**
80 Raffles Place
UOB Plaza
Singapore 048624

Haw Par Corporation Limited
178 Clemenceau Avenue
#08-00 Haw Par Glass Tower
Singapore 239926

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

1. I/We, ______________________________
(Full name of Overseas Shareholder) (Note 1)

holder(s) of NRIC/Passport No. (Note 2) ____________ Telephone No./Handphone No./Fax No. ____________

of ______________________________

____
(Address) (Note 1)

hereby declare that I/we have read, understood and agreed to the terms and conditions contained in the Circular and that I am/we are entitled to the Distribution to the shareholders of UOB.

2. I/We hereby irrevocably notify you that the share certificates of all (and not only some) of the Haw Par Shares to be distributed to me/us pursuant to the Distribution are to be despatched to me/us at

____

____
(Singapore Address) (Note 3)

at my/our own risk and hereby irrevocably authorise UOB and Haw Par to take such action as they may deem necessary to facilitate such despatch.

3. I/We declare that I am/we are not under 21 years of age or an undischarged bankrupt *(for individuals only)*.
4. I/We irrevocably acknowledge and agree that none of UOB, Haw Par or their respective agents will have any liability of any nature whatsoever to me/us for acting pursuant to this Notification Form.
5. In the event that the Distribution is not approved by the shareholders of UOB at the EGM, I/we authorise and request UOB, Haw Par and their respective agents to treat this Notification Form as null and void.

____
Signature of Overseas Shareholder
(if Overseas Shareholder is an individual)

____
Signature and Name of Authorised Officer(s)
(if Overseas Shareholder is a corporation)

____
Common Seal
(if Overseas Shareholder is a corporation)

____
Date

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

2. Singapore and Malaysian citizens and permanent residents of Singapore must provide their NRIC numbers. For others, please provide your passport numbers. Please indicate your NRIC/passport numbers as per your particulars in the Register of Members. Applications with different NRIC/passport numbers are liable to be rejected.

3. Please insert in BLOCK CAPITALS an address in **Singapore** for the despatch of the share certificates of the Haw Par Shares to be distributed to you pursuant to the Distribution.

4. You are requested to lodge this Notification Form with the Share Registrar of UOB, Lim Associates (Pte) Ltd, at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 no later than 5.00 p.m. on 12 December 2002 in the enclosed pre-addressed envelope.

5. If two or more persons are jointly entitled to the Haw Par Shares on the Books Closure Date, the notification of the senior who tenders a notification, shall be accepted to the exclusion of the notification of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

6. This Notification Form must be signed by you or your attorney duly authorised in writing or, if you are a corporation, must either be executed under seal or under the hand of an officer or attorney duly authorised. The signature need not be witnessed.

7. Any alteration made to this Notification Form should be initialled by the person who signs it.

8. The notification made in this Notification Form and the authorisations given herein shall be irrevocable and any subsequent instructions or further Notification Form in respect of the despatch of the share certificates of the relevant Haw Par Shares after this Notification Form has been received by UOB shall be disregarded.